SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

AdaptHealth Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

00653Q102

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

(Page 1 of 11 Pages)

__________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00653Q102	13G	Page 2 of 11

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Mgmt, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,777,788 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,777,788 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,777,788 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.94%
12.	TYPE OF REPORTING PERSON* PN

 __________________

(1) Comprised of (i) 7,982,333 shares of Class A Common Stock and (ii) 1,795,455 shares of Class A Common Stock issuable upon conversion of 17,954.55 shares of Series B-1 Convertible Preferred Stock, which, in each case, are held by Deerfield Partners, L.P., of which Deerfield Mgmt, L.P. is the general partner. The terms of the Series B-1 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	00653Q102	13G	Page 3 of 11

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Mgmt IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,960,605 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,960,605 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,960,605 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.90%
12.	TYPE OF REPORTING PERSON* PN

 _________________

(2) Comprised of (i) 1,709,077 shares of Class A Common Stock, (ii) 10,610,547 shares of Class A Common Stock issuable upon conversion of 106,105.47 shares of Series B-1 Convertible Preferred Stock and (iii) 1,640,981 shares of Class A Common Stock underlying an equal number of warrants, which, in each case, are held by Deerfield Private Design Fund IV, L.P., of which Deerfield Mgmt IV, L.P. is the general partner. The terms of the Series B-1 Convertible Preferred Stock and provisions of the warrants to which Deerfield Private Design Fund IV, L.P. has elected to be subject restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	00653Q102	13G	Page 4 of 11

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,777,788 (3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,777,788 (3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,777,788 (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.94%
12.	TYPE OF REPORTING PERSON* PN

 ________________

(3) Comprised of (i) 7,982,333 shares of Class A Common Stock and (ii) 1,795,455 shares of Class A Common Stock issuable upon conversion of 17,954.55 shares of Series B-1 Convertible Preferred Stock. The terms of the Series B-1 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	00653Q102	13G	Page 5 of 11

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Private Design Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,960,605 (4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,960,605 (4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,960,605 (4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.90%
12.	TYPE OF REPORTING PERSON* PN

 ________________

(4) Comprised of an aggregate of (i) 1,709,077 shares of Class A Common Stock, (ii) 10,610,547 shares of Class A Common Stock issuable upon conversion of 106,105.47 shares of Series B-1 Convertible Preferred Stock and (iii) 1,640,981 shares of Class A Common Stock underlying an equal number of warrants. The terms of the Series B-1 Convertible Preferred Stock and provisions of the warrants to which Deerfield Private Design Fund IV, L.P. has elected to be subject restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	00653Q102	13G	Page 6 of 11

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Management Company, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 23,758,393 (5)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 23,758,393 (5)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,758,393 (5)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.22%
12.	TYPE OF REPORTING PERSON* PN

 _________________

(5) Comprised of (A) (i) an aggregate of 9,691,410 shares of Class A Common Stock and (ii) an aggregate of 12,406,002 shares of Class A Common Stock issuable upon conversion of 124,060.02 shares of Series B-1 Convertible Preferred Stock, which, in each case, are held by Deerfield Private Design Fund IV, L.P. and Deerfield Partners, L.P., of which Deerfield Management Company, L.P. is the investment manager; (B) 1,640,981 shares of Class A Common Stock underlying an equal number of warrants, which are held by Deerfield Private Design Fund IV, L.P.; and (C) 20,000 shares of Class A Common Stock held by Steven Hochberg, an operating partner of Deerfield Management Company, L.P., for the benefit, and subject to the direction, of Deerfield Management Company, L.P. The terms of the Series B-1 Convertible Preferred Stock and provisions of the warrants to which Deerfield Private Design Fund IV, L.P. and Deerfield Partners, L.P., as applicable, has elected to be subject restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	00653Q102	13G	Page 7 of 11

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James E. Flynn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 23,758,393 (6)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 23,758,393 (6)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,758,393 (6)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.22%
12.	TYPE OF REPORTING PERSON* IN

 _________________

(6) Comprised of (A) (i) an aggregate of 9,691,410 shares of Class A Common Stock and (ii) an aggregate of 12,406,002 shares of Class A Common Stock issuable upon conversion of 124,060.02 shares of Series B-1 Convertible Preferred Stock, which, in each case, are held by Deerfield Private Design Fund IV, L.P. and Deerfield Partners, L.P.; (B) 1,640,981 shares of Class A Common Stock underlying an equal number of warrants, which are held by Deerfield Private Design Fund IV, L.P.; and (C) 20,000 shares of Class A Common Stock held by Steven Hochberg, an operating partner of Deerfield Management Company, L.P., for the benefit, and subject to the direction, of Deerfield Management Company, L.P. The terms of the Series B-1 Convertible Preferred Stock and provisions of the warrants to which Deerfield Private Design Fund IV, L.P. and Deerfield Partners, L.P., as applicable, has elected to be subject restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	00653Q102	13G	Page 8 of 11

Item 1(a).	Name of Issuer:

AdaptHealth Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

220 West Germantown Pike, Suite 250 Plymouth Meeting, PA 19462

Item 2(a).	Name of Person Filing:

James E. Flynn, Deerfield Mgmt, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

James E. Flynn, Deerfield Mgmt, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P., 345 Park Avenue South, 12th Floor, New York, NY 10010

Item 2(c).	Citizenship:

Deerfield Mgmt, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P. - Delaware limited partnerships;

James E. Flynn – United States citizen

Item 2(d).	Title of Class of Securities:

Class A common stock

Item 2(e).	CUSIP Number:

00653Q102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

CUSIP No.	00653Q102	13G	Page 9 of 11

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned**:

Deerfield Mgmt, L.P. - 9,777,788 shares

Deerfield Mgmt IV, L.P. – 13,960,605 shares

Deerfield Management Company, L.P. - 23,758,393 shares

Deerfield Partners, L.P. - 9,777,788 shares

Deerfield Private Design Fund IV, L.P. – 13,960,605 shares

James E. Flynn – 23,758,393 shares

(b)	Percent of class**:

Deerfield Mgmt, L.P. – 5.94%

Deerfield Mgmt IV, L.P. – 4.90%

Deerfield Management Company, L.P. – 7.22%

Deerfield Partners, L.P. – 5.94%

Deerfield Private Design Fund IV, L.P. – 4.90%

James E. Flynn – 7.22%

(c)	Number of shares as to which such person has**:

	(i)	Sole power to vote or to direct the vote:	All Reporting Persons - 0

	(ii)	Shared power to vote or to direct the vote:

Deerfield Mgmt, L.P. - 9,777,788

Deerfield Mgmt IV, L.P. – 13,960,605

Deerfield Management Company, L.P. - 23,758,393

Deerfield Partners, L.P. - 9,777,788

Deerfield Private Design Fund IV, L.P. – 13,960,605

James E. Flynn – 23,758,393

	(iii)	Sole power to dispose or to direct the disposition of:	All Reporting Persons - 0

	(iv)	Shared power to dispose or to direct the disposition of:

Deerfield Mgmt, L.P. - 9,777,788

Deerfield Mgmt IV, L.P. – 13,960,605

Deerfield Management Company, L.P. - 23,758,393

Deerfield Partners, L.P. - 9,777,788

Deerfield Private Design Fund IV, L.P. – 13,960,605

James E. Flynn – 23,758,393

**See footnotes on cover pages which are incorporated by reference herein.

CUSIP No.	00653Q102	13G	Page 10 of 11

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11."

CUSIP No.	00653Q102	13G	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By:  /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By:  /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD MGMT IV, L.P.

By: J.E. Flynn Capital IV, LLC, General Partner

By:  /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By:  /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.

By: Deerfield Mgmt IV, L.P., General Partner

By: J.E. Flynn Capital IV, LLC, General Partner

By:  /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

JAMES E. FLYNN

 /s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

Date: November 14, 2024

Exhibit List

Exhibit A.	Joint Filing Agreement.

Exhibit B.	Item 8 Statement.

Exhibit C.	Power of Attorney (1).

(1) Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to BiomX Inc. filed with the Securities and Exchange Commission on March 19, 2024 by Deerfield Private Design Fund V, L.P., Deerfield Healthcare Innovations Fund II, L.P., Deerfield Mgmt V, L.P., Deerfield Mgmt HIF II, L.P., Deerfield Management Company, L.P. and James E. Flynn.

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Class A common stock of AdaptHealth Corp. shall be filed on behalf of the undersigned.

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By:  /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By:  /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD MGMT IV, L.P.

By: J.E. Flynn Capital IV, LLC, General Partner

By:  /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By:  /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.

By: Deerfield Mgmt IV, L.P., General Partner

By: J.E. Flynn Capital IV, LLC, General Partner

By:  /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

JAMES E. FLYNN

 /s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

Exhibit B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.